FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: January 26, 2016

Script for conference call by Paul Greig, Chairman, President and Chief Executive Officer of FirstMerit Corporation, and Steve Steinour, Chairman, President and Chief Executive Officer of Huntington Bancshares Incorporated, made available to employees of FirstMerit Corporation on January 26, 2016.

FIRSTMERIT CEO Opening Remarks

Good morning, everyone. This is Paul Greig. Thank you for joining us on this call.

As many of you have heard this morning, we have announced a definitive merger agreement with Huntington Bancshares in which we will form a powerhouse regional bank with the ability to serve more customers across an eight-state Midwest footprint.

I am excited about the prospects for this partnership. FirstMerit and Huntington share similar values and culture and together the two organizations will become an even better resource for helping our customers achieve their financial goals. The combination of our shared people, products and expertise will create one of the strongest regional banks in the country.

I realize this comes as a surprise. I understand. And before I introduce Steve Steinour, CEO of Huntington, I’d like to answer the question most of you are probably asking right now, “Why did we do this?”

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

FirstMerit has been and is a strong, profitable bank. Thanks to your efforts, we have posted quarter after quarter of great results. I thank each of you for helping us be such a strong, stable organization throughout good times and bad.

In a time of growing consolidation in the banking industry, our success has made us an attractive partner for Huntington.

As we gave careful consideration to the idea, we saw how our shared strengths – our people, our products, our Midwest values and culture, our success at competing in the marketplace – served as a powerful complement to each other. Together, we would be even stronger. An organization with this combined strength will have many positive effects on our customers, employees and shareholders.

Our ability to compete for new business, to provide even greater products and service to our customers, to succeed throughout the economic cycle, will be significantly enhanced.

Again, I thank each and every one of you for your efforts in making FirstMerit so successful. With all that we share with Huntington, I know this is a powerful and positive step.

Paul Introduces Steve	With that, I’d like to introduce Steve Steinour, CEO of Huntington, to say a few words. Steve …

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

Huntington CEO Opening Remarks

Thank you, Paul, for your words of support about this partnership and the opportunity to talk with your employees today.

I want all FirstMerit employees to know how excited all of us at Huntington are to join forces with you to create a stronger company … one with greater market presence in our Midwest footprint and in the other states that we do business … a partnership that will bring more value to our commercial, small business, wealth and consumer customers.

Together, our collective strengths will make us more competitive and give us more breadth and depth that better positions us for the future. Together, we will be even stronger

At Huntington, our vision is to be the best performing regional bank in the nation … and we’re well on our way to achieving this. We want you to be part of this vision.

Together, we will be stronger, and we will achieve our objective

Our Cultures Align	Whenever a company looks for a partner, many things are considered … but one of the most important factors that ensures success is culture. Are the two companies’ cultures compatible? Will they work well together?

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

In this partnership, we are more than compatible. Our values and cultures align.

We both believe that teamwork is essential to our success. At Huntington, we encourage our employees to get around the table to innovate and solve problems. That’s how we benefit from various perspectives and expertise. I understand that you, too, value collaboration.

Both of us are relationship-oriented. We know we are in the people business.

We both strive for superior customer service — putting the customer first. Your customers are strongly loyal to FirstMerit. At Huntington, we also strive to earn our customers’ loyalty for life. Service is one of our core values. Our combined commitment to our customers will be powerful in the marketplace.

We both believe that the diversity of our employees enable us to bring the best ideas and experiences to our business. Inclusion is one of our core values, and, FirstMerit also is committed to fostering an inclusive environment that respects employee differences.

We both give back to our communities, knowing that our banks are important to the social fabric and economic growth of where we work and live. We value volunteerism. We share a strong commitment to our civic, government, non-profit and neighborhood groups to ensure our local communities thrive.

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

Both companies have long and rich legacies. Huntington is celebrating its 150th Anniversary this year … and you have a history of more than 170 years. To survive over these many years … through various economic cycles … it means that both companies have remained focused on long-term performance and strong risk management.

Your performance through the last cycle was excellent – one of the best in the country – 67 quarters of profitability.

We both are bullish on the Midwest. We both have our sights on growing our businesses. And going forward, with the scale of our partnership and our combined talent, we will build a strong future … together.

Strength of Our Businesses

In terms of our businesses, there are also strong similarities and synergies.

Like you, our core focus is on consumers, small business, commercial, including CRE, and Auto. By combining our businesses, we’re expanding our customer offerings and will be able to drive more relationships and compete far more effectively.

FirstMerit’s long track record as a successful middle-market and commercial lender aligns with and enhances Huntington’s capabilities.

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

Our synergies will also drive our business banking, where FirstMerit’s knowledge of local markets will help grow market share with small businesses.

We both believe in developing strong customer relationships, including with our Wealth clients, and we appreciate FirstMerit’s strength in financial planning, which is so valuable in looking out for customers’ long-term financial needs.

Your Auto Finance business complements ours. You bring additional expertise in the RV and boat financing business.

We share a similar Retail strategy of providing customer choice and convenience through branches, mobile, online and ATMs. Enhancing digital technology across businesses is one of our top priorities.

We welcome the new markets that you bring in Illinois and Wisconsin. These are some of the best commercial banking markets in the country, and your results are impressive.

Overall, when the transaction is completed, Huntington will be the largest bank in Ohio, based on deposits and branch share.

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

There just isn’t enough time to cover all of the business strengths that we’ll have as a result of this partnership. You’ll hear more about these through the business segment leaders over the next several weeks.

Communications and Decisions to Date

You have already received some communications about Huntington and this partnership, and you’ll receive more along the way.

At Huntington, having open dialogue is essential to the way we operate. Communication is one of our core values.

We want this transition to go smoothly for you and all of our customers. Through your communication channels, our collective goal is to keep you informed of decisions as they are made … but please realize there are many things that must be sorted out to ensure that we are leveraging the best of both companies.

We have made a few decisions that I’d like to point out:

•       We want you to know that FirstMerit branch employees will be offered job opportunities within Huntington … and all FirstMerit employees will have priority access to job opportunities at Huntington throughout our combined footprint. In addition, we will maintain operational hubs in Akron and Flint.

•       As part of our ongoing commitment to the shared communities we serve, we will be funding the Huntington Foundation with $5 million to serve our shared markets and creating a new Huntington Foundation, located in Akron, that will invest $20 million over the next ten years.

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

As more decisions are made, we will work through your communications channels to keep you informed.

Welcome

In closing, I’d like to add that Huntington is a welcoming bank. That is our brand … that’s what we stand for inside and outside of the Company.

We are a company committed to doing the right thing for our customers, colleagues, communities and shareholders.

It will be a few more months yet before this transaction closes and, at that time, I will give you an official Huntington welcome.

For now, let me say that I and the rest of Huntington’s colleagues sincerely look forward to having you join us. Our partnership will build a strong company … one that will lead us toward becoming the best performing regional bank in the nation.

Thank you again, Paul, for this opportunity to talk with your employees … and please know that additional communications about the transition will be made available to you as we move forward together.

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

Caution regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions, uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board, volatility and disruptions in global capital and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of Huntington’s and FirstMerit’s respective business strategies, including market acceptance of any new products or services implementing Huntington’s “Fair Play” banking philosophy; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB, and the regulatory approval process associated with the merger; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and FirstMerit do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Huntington’s ability to complete the acquisition and integration of FirstMerit successfully; and other factors that may affect future results of Huntington and FirstMerit. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC, and in FirstMerit’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its subsequent Quarterly

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

Reports on Form 10-Q, including for the quarter ended September 30, 2015, each of which is on file with the SEC and available in the “Investors” section of FirstMerit’s website, http://www.firstmerit.com, under the heading “Publications & Filings” and in other documents FirstMerit files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor FirstMerit assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and FirstMerit and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF HUNTINGTON AND STOCKHOLDERS OF FIRSTMERIT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 12, 2015, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by

FirstMerit Employee Conference Call Script – Paul Greig & Steve Steinour

security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.